Result of AGM

May 7, 2019, LONDON - Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on respiratory diseases, announces that all resolutions proposed at the Annual General Meeting held today were duly passed.

About Verona Pharma plc
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. Verona Pharma’s product candidate, ensifentrine (RPL554), is a first-in-class, inhaled, dual inhibitor of the enzymes phosphodiesterase 3 and 4 that has been shown to act as both a bronchodilator and an anti-inflammatory agent in a single compound. Ensifentrine is currently in Phase 2b clinical development for the maintenance treatment of COPD and is planned to enter Phase 3 trials for this indication in 2020. Verona Pharma may also develop ensifentrine for the treatment of cystic fibrosis and asthma.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com
Victoria Stewart, Director of Communications

N+1 Singer (Nominated Adviser and UK Broker) Aubrey Powell /Jen Boorer /Iqra Amin (Corporate Finance) Brough Ransom /Mia Gardner (Corporate Broking)	Tel: +44 (0)20 3283 4200

Optimum Strategic Communications (European Media and Investor enquiries)	Tel: +44 (0) 203 922 0891 verona@optimumcomms.com
Mary Clark, Anne Marieke Ezendam, Hollie Vile